Heineken Holding N.V.



Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 23 April 2010

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publications of Heineken Holding N.V.

These publication are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

- Press release AGM 22 April 2010
- Dividend Announcement dated 23 April 2010

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Enclos.

dlw 4/27

File No. 82-5149

Heineken Holding N.V.

Press release

Heineken Holding N.V. Annual General Meeting of Shareholders approves acquisition of FEMSA Cerveza by Heineken N.V.

Amsterdam, 22 April 2010 - Heineken Holding N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the AGM of Heineken Holding N.V. The most important resolutions and announcements are listed below.

Acquisition of 100% of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) by Heineken N.V. via an all share transaction

The AGM approved the acquisition, announced on 11 January 2010, of the beer operations of FEMSA by Heineken N.V. via an all share transaction. Heineken N.V. will acquire all shares of common stock in Emprex Cerveza, S.A. de C.V. (FEMSA Cerveza), comprising 100% of FEMSA's Mexican beer operations (including its US and other export businesses) and the remaining 83% of FEMSA's Brazilian beer business that Heineken does not currently own.

The details of the FEMSA acquisition are described in the shareholders' circular, which is published on the website www.heinekeninternational.com/agm.

Dividend

The Board of Directors announced the distribution of a dividend for the year 2009 of €0.65 per ordinary share of €1.60 nominal value. As an interim dividend of €0.25 per ordinary share was paid on 2 September 2009, the final dividend will be €0.40 per ordinary share. The final dividend will be made payable on Thursday 29 April 2010. Heineken Holding N.V. ordinary shares will be quoted ex-dividend on Monday 26 April 2010.

Appointment of Mr J.A. Fernández Carbajal as member of the Board of Directors

The AGM appointed, subject to the completion of the acquisition of the beer operations of FEMSA, Mr J.A. Fernandez Carbajal as member of the Board of Directors.

The full list of resolutions from the AGM of Heineken Holding N.V. of 22 April 2010 can be found on the website www.heinekeninternational.com/agm.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Editorial information:
Heineken is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name - Heineken - is available in almost every country on the globe and is the world's most valuable international premium beer brand. Heineken's aim is to be a leading brewer in each of the markets in which it operates and to have the world's most valuable brand portfolio. In 2009, Heineken operated 125 breweries in more than 70 countries and sold 159 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Kingfisher, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2009, revenue totalled €14.7 billion and net profit before amortisation of brands and customer relations was €1.0 billion. In 2009, the average number of people employed was 55,301. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Most recent information is available on http://www.heinekeninternational.com.

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that a dividend of €0.65 per ordinary share of €1.60 nominal value has been declared for the 2009 financial year. The interim dividend of €0.25 already made payable on 2 September 2009 will be deducted from this. The final dividend per ordinary share is therefore €0.40.

The final dividend, less 15% dividend withholding tax, will be made payable as of 29 April 2010 at the Royal Bank of Scotland N.V. in Amsterdam.
The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam as of 26 April 2010. The record date is 28 April 2010 after closing of the stock exchange.

Amsterdam, 23 April 2010